Exhibit 12.1
COLONIAL REALTY LIMITED PARTNERSHIP
Ratio of Earnings to Fixed Charges

	For the three-month period		For the nine-month period
	ended September 30,		ended September 30,
(all dollar amounts in thousands)	2008	2007	2008	2007

Earnings:
Pre-tax income (loss) before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, extraordinary gain or loss, or gains on sale of properties	$(5,170)	$(47,197)	$(4,095)	$(66,566)
Amortization of interest capitalized	900	600	2,700	1,800
Interest capitalized	(6,622)	(6,599)	(19,970)	(20,191)
Distributed income of equity investees	4,363	3,236	11,397	8,489
Fixed charges	25,562	25,757	75,857	97,993

Total Earnings	$19,033	$(24,203)	$65,889	$21,525

Fixed Charges:
Interest expense	$17,679	$17,843	$52,171	$72,326
Capitalized interest	6,622	6,599	19,970	20,191
Debt costs amortization	1,261	1,315	3,716	5,476

Total Fixed Charges	$25,562	$25,757	$75,857	$97,993

Ratio of Earnings to Fixed Charges	(a )	(a )	(a )	(a )

a)	For the three and nine months ended September 30, 2008, the aggregate amount of fixed charges exceeded our earnings by approximately $6.5 million and $10.0 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. For the three and nine months ended September 30, 2007, the aggregate amount of fixed charges exceeded our earnings by approximately $50.0 million and $76.5 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for the three and nine months ended September 30, 2008 is primarily due to the classification of operations for assets held for sale and sold as discontinued operations. The deficiency of the ratio of earnings to fixed charges for the three and nine months ended September 30, 2007 is a result of the classification of operations for assets held for sale and sold as discontinued operations and a $43.3 million non-cash impairment charge related to CRLP’s for-sale residential business. The deficiency of the ratio of earnings to fixed charges for the nine months ended September 30, 2007 also includes $11.0 million of transaction costs associated with the office and retail joint venture transactions which closed in June 2007.
The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, gains on sale of properties, distributed income of equity investees, fixed charges and amortization of capitalized interest excluding interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.

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